UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ChemoCentryx, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

16383L106

(CUSIP Number)

May 9, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 16383L106	Page 2 of 5 pages

1	NAMES OF REPORTING PERSONS Vifor (International) Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,333,333
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,333,333
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,333,333
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	The shares reflected in Row 9 above were acquired by the Reporting Person pursuant to a Stock Purchase Agreement between the Issuer and the Reporting Person dated as of May 9, 2016. The percent of the class represented by amount in Row 9 is based upon the 44,290,506 shares outstanding as of April 29, 2016, as reported by the Issuer in its Form 10-Q filed with the SEC on May 10, 2016.

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CUSIP No. 16383L106	Page 3 of 5 pages

Item 1. (a)	Name of Issuer

ChemoCentryx, Inc. (the “Issuer”)

Item 1. (b)	Address of Issuer’s Principal Executive Offices

850 Maude Avenue

Mountain View, CA

94043

United States

Item 2. (a)	Name of Person Filing

Vifor (International) Ltd

Item 2. (b)	Address of Principal Business Office or, if None, Residence

Rechenstrasse 37

St. Gallen, Switzerland 9000

Item 2. (c)	Citizenship

Switzerland

Item 2. (d)	Title of Class of Securities

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2. (e)	CUSIP Number

16383L106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

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CUSIP No. 16383L106	Page 4 of 5 pages

Item 4.	Ownership

(a)	Amount beneficially owned:

3,333,333

(b)	Percent of class:

7.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

3,333,333

(ii) Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition:

3,333,333

(iv)	Shared power to dispose or to direct the disposition:

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 16383L106	Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2016

VIFOR (INTERNATIONAL) LTD

By:	/s/ Oliver Kronenberg
	Name:	Oliver Kronenberg
	Title:	Group General Counsel